18004846

ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

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SEC FILE NUMBER
8-69440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SI SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 W HOUSTON, 6th FL

(No. and Street)

NEW YORK	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP

(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA STE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2018 DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW RMS

OATH OR AFFIRMATION

I, ARYEH FRIEDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SI SECURITIES, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 02/26/2018

GENERAL COUNSEL & CCO
Title

Notary Public

ALEXANDER F LIU
Notary Public - State of New York
NO. 01LI6338309
Qualified in New York County
My Commission Expires Mar 7, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SI Securities, LLC

(A Wholly-Owned Subsidiary of SeedInvest, LLC)

Statement of Financial Condition

December 31, 2017

Contents

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of SI Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SI Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2016.

New York, New York
February 26, 2018

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	2,313,984
Clearing deposits		10,002
Investments in privately held companies, at cost		944,876
Warrants, at fair value		238,097
Prepaid expenses		20,986
TOTAL ASSETS	$	3,527,945
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	25,057
Due to parent		642,319
TOTAL LIABILITIES		667,376
MEMBER'S EQUITY		2,860,569
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,527,945

Notes to Financial Statement
December 31, 2017

1. Organization and Nature of Business

SI Securities, LLC (the "Company") was organized as a limited liability company on February 26, 2013 under the laws of the State of New York. Effective October 7, 2014, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by SeedInvest, LLC (the "Member") and operates from its office located in New York City. The Company primarily receives investment banking fees for raising capital for small businesses.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Investment banking fees for services in private placements are generally recorded at the time the transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing, in which case fees are recorded when earned. In some instances, the Company may receive equity or warrants in the company they are assisting in raising investor capital, as compensation in lieu of cash. For the year ended December 31, 2017, investments in privately held companies and warrants received in lieu of cash amounted to $944,876 and $110,623, respectively, and are included in investment banking revenue on the statement of operations. Transaction processing fees are earned for facilitating the transfer of investor capital to an issuer. Transaction processing fees are recognized daily.

d) Income Taxes
The Company is treated as a disregarded entity and has no direct federal and state tax liabilities. The Company's parent files a consolidated federal, state and local NYC UBT tax return with its parent. The parent is subject to New York City UBT tax, which is 4% of taxable profits. The Company records its proportionate share of this liability on a separate return basis and includes any associated liability within amounts due to parent on the statement of financial condition. As of December 31, 2017, the Company recorded an $80,000 payable to its parent for reimbursement of NYC UBT tax owed on net cumulative profits earned by the Company since inception.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Investments in privately held companies
Investments in privately held companies in which the Company has less than a 20% interest and does not have the ability to exercise significant influence are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment. The Company will record an impairment charge if and when it believes any investment has experienced a decline in value that is other than temporary. As of December 31, 2017, no impairment charge has been recognized.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Fair Value Measurements

The Company received warrants from various private entities it assisted in raising capital, in lieu of cash compensation. These warrants are convertible into equity shares at a future date. The warrants were valued as of December 31, 2017 utilizing an options pricing model, which requires the following inputs: exercise price, current market price, time to maturity, volatility, and the risk free rate. The Company has received warrants that have not been valued as management concluded that these are not significant.

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Warrants	-	-	238,097	238,097
Total	$ -	$ -	$ 238,097	$ 238,097

Level 3 investments are valuations based on inputs that are unobservable and significant to the overall fair value measurement. Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when observable inputs are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The following table summarizes the valuation techniques (and significant unobservable inputs) used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2017:

Assets (at fair value)	Fair value at December 31, 2017	Valuation Techniques	Unobservable inputs	Range of inputs
Private company warrants	$ 238,097	Black Scholes Options Pricing Model	Historical volatility	13% - 18%
			Lack of marketability	40%
			Current market price	Latest funded round

4. Fair Value Measurements (Continued)

The following table represents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has categorized within the Level 3 category. As a result the unrealized gains and losses within the Level 3 category. As a result the unrealized gains and losses within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. Changes in Level 3 assets measured at fair value for the year ended December 31, 2017, were as follows:

	Warrants
Balance, January 1, 2017	$ 107,878
Receipts of warrants for services rendered	110,623
Disposal of warrants	(42,713)
Unrealized gain on warrants	62,309
Balance, December 31, 2017	$ 238,097

5. Related Party Transactions

The Company incurs a monthly allocation of rent, wages and overhead costs from its Member. Total costs allocated to the Company during 2017 were $2,390,342. This allocation was determined based upon the square footage needed by the Company to operate and the utilization of employee personnel to effectively manage the activities of the Company. As of December 31, 2017 the intercompany balance owed to the Member was $642,319, in accordance with a written expense sharing agreement.

6. New Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. Net capital and aggregate indebtedness changes from moment to moment. At December 31, 2017, the Company had net capital of $1,656,610, which was $1,406,610 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 40.29% at December 31, 2017.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2018 and February 26, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.